UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G6333L101

(CUSIP Number)

New Leaf Ventures

420 Lexington Avenue, Suite 408

New York, NY 10170

Attn: Craig Slutzkin

(646) 871-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,911,583 shares which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment (as defined in Item 1 below), except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”) and Vijay K. Lathi (“Lathi”), the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,911,583 shares, which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 118,772,414 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the United States Securities and Exchange Commission on February 5, 2021 (the “Prospectus”), assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to Row 7.
	9.

Sole Dispositive Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 116,951,177 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,911,583 shares which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to Row 7.
	9.

Sole Dispositive Power

3,911,583 shares, which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 118,772,414 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf BPO Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to Row 7.
9.

Sole Dispositive Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 116,951,177 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,911,583 shares which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,911,583 shares which includes (i) 1,071,688 ordinary shares held by NLV III and (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 118,772,414 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. New Leaf BPO Management II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,403,273 shares, which includes (i) 384,615 ordinary shares held by Biopharma II and (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, and (d) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 116,951,177 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, plus (ii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. Ronald M. Hunt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

16,944 shares, which includes (i) 5,703 ordinary shares beneficially owned by Hunt and (ii) 11,241 ordinary shares underlying fully vested stock options owned directly by Hunt and exercisable within 60 days of the date of the filing of this Amendment.

8.

Shared Voting Power

5,314,856 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, (iii) 384,615 shares are directly owned by Biopharma II and (iv) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

9.

Sole Dispositive Power

16,944 shares, which includes (i) 5,703 ordinary shares beneficially owned by Hunt and (ii) 11,241 ordinary shares underlying fully vested stock options owned directly by Hunt and exercisable within 60 days of the date of the filing of this Amendment.

10.

Shared Dispositive Power

5,314,856 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, (iii) 384,615 shares are directly owned by Biopharma II and (iv) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,331,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 119,802,313 ordinary shares of the Issuer, calculated as follows (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter, (iii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter, plus (iv) 11,241 ordinary shares underlying fully vested stock options granted to Hunt in his capacity as a member of the Issuer’s board of directors.

CUSIP No. G6333L101	13D

1.	Names of Reporting Persons. Vijay K. Lathi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

5,314,856 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, (iii) 384,615 shares are directly owned by Biopharma II and (iv) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

5,314,856 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by NLV III and exchangeable within 60 days of the date of the filing of this Amendment, (iii) 384,615 shares are directly owned by Biopharma II and (iv) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by Biopharma II and exchangeable within 60 days of the date of the filing of this Amendment, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,314,856
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 119,791,072 ordinary shares of the Issuer, calculated as follows: (i) 115,932,519 of the Issuer’s ordinary shares outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 5,217,391 of the Issuer’s ordinary shares, (ii) 2,839,895 shares issuable to NLV III on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter, plus (iii) 1,018,658 shares issuable to Biopharma II on exchange of the Exchangeable Notes held by it and exchangeable as of the date of filing this Amendment or within 60 days thereafter.

SCHEDULE 13D

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2018, as amended by Amendment No. 1 filed with the SEC on January 27, 2020 (collectively, the “Original Schedule 13D”), by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf BPO Management II, L.L.C. (“NLB Management II”), Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), and Vijay K. Lathi (“Lathi,” and collectively with the foregoing entities and individuals, the “Reporting Persons”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person and the corresponding footnotes. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Each of the Reporting Persons, except for (i) NLV III with respect to the shares directly owned by it, (ii) Biopharma II with respect to the shares directly owned by it and (iii) Hunt with respect to the shares directly owned by him, disclaims beneficial ownership of such shares for all purposes, except to the extent of their respective pecuniary interests therein, if any.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Ordinary Shares on December 31, 2020.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

*By:	/s/ Craig Slutzkin
Name:	Craig Slutzkin
Attorney-in-Fact

*	This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.